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                                             Filed by Kellstrom Industries, Inc.
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                  For: Kellstrom Industries, Inc
                                                  Commission File No. 333-56750


            KELLSTROM INDUSTRIES INC. ANNOUNCES EXTENSION OF EXCHANGE OFFER FOR 5-3/4% AND 5-1/2% CONVERTIBLE SUBORDINATED NOTES

SUNRISE, FL, April 5, 2001 - Kellstrom Industries, Inc. (NASDAQ: KELL) (the "Company" or "Kellstrom") today announced the extension of its pending exchange offer for all $54 million of its outstanding series of 5-3/4% convertible subordinated notes due October 15, 2002 (CUSIP Nos. 488035AC0 and U48787AA0) and all $86.25 million of its outstanding series of 5-1/2% convertible subordinated notes due June 15, 2003 (CUSIP No. 488035AE6) (the "old notes").

The expiration date for the exchange offer has been extended from 5:00 p.m., New York City time, on April 5, 2001, to 5:00 p.m., New York City time, on April 15, 2001, in order to, among other things, allow holders of the old notes the opportunity to review the Company's Form 10-K for the year ended December 30, 2000, to be filed with the SEC. The Company intends to file its Form 10-K within the next 10 days and said all other terms of the exchange offer remain unchanged. The complete terms of the exchange offer are contained in the preliminary Prospectus and Exchange Offer documents dated March 8, 2001.

As of 5:00 p.m., New York City time, on April 5, 2001, the Company received tenders from holders of $8.5 million in aggregate principal amount of the 5-1/2% convertible subordinated notes, representing approximately 9.8% of the outstanding 5-1/2% convertible subordinated notes and $7.9 in aggregate principal amount of the 5-3/4% convertible subordinated notes, representing approximately 14.7% of the outstanding 5-3/4% convertible subordinated notes.

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and First Union National Bank is the depositary. Copies of the preliminary Prospectus and Exchange Offer documents can be obtained by calling D.F. King at (800) 928-0153. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

Kellstrom is a leading aviation inventory management company. Its principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft parts, aircraft engines and engine parts. Headquartered in Sunrise, FL, Kellstrom specializes in providing: engines and engine parts for large turbo fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce; aircraft parts and turbojet engines and engine parts for large transport aircraft and helicopters; and aircraft components including flight data recorders, electrical and mechanical equipment and radar and navigation equipment.

Kellstrom has filed a Registration Statement with the SEC on Form S-4 registering the new notes, the related guarantees and the underlying shares to be offered in the exchange



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offer as well as a Schedule TO. The Registration Statement and the preliminary
Prospectus and Exchange Offer contained in the Registration Statement contain important information about Kellstrom, the exchange offer and related matters. Note holders are urged to read the Registration Statement and the preliminary Prospectus and Exchange Offer, Kellstrom's Schedule TO and any other relevant documents Kellstrom filed with the SEC.

The Registration Statement has not yet become effective. The new notes may not be sold and, although holders of the old notes may tender their old notes, tenders may not be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful.

Security holders are able to obtain copies of the Registration Statement on Form S-4 and the preliminary Prospectus and Exchange Offer document, Kellstrom's Schedule TO and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at (800) 928-0153. If you have any questions about the exchange offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

                                      # # #

Contact:
  Banc of America Securities
  Sam McNeil/Andrew Karp, 704/386-1758